November 6, 2015	White & Case LLP
VIA EDGAR	1155 Avenue of the Americas New York, NY 10036-2787
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Securities and Exchange Commission	whitecase.com
Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn: Courtney Haseley, Attorney-Advisor

Iberdrola USA, Inc.

Registration Statement on Form S-4

Filed on July 17, 2015

File No. 333-205727

Dear Ms. Haseley:

On behalf of our client, Iberdrola USA, Inc., a New York corporation (the “Company”), we note that the Company has filed Amendment No. 3 to the above-referenced registration statement on Form S-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially filed with the Commission on July 17, 2015, as amended by Amendment No. 1 on September 9, 2015 and Amendment No. 2 on October 21, 2015. In this letter we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 3, 2015 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

November 6, 2015

Litigation Relating to the Merger, page 11

1.	We note your revised disclosure stating that a consolidated and amended complaint has been filed governing all five shareholder class action lawsuits relating to the merger. Please provide us with a copy of this complaint.

Response:

The Company has supplementally provided the Staff with a copy of the complaint.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1

2.	Please have counsel remove or revise the assumptions regarding the consummation of the merger and approval by the shareholder of the company, and the assumptions regarding authority granted in resolutions adopted by the board of directors and by the shareholder of the company, in the third paragraph of the opinion letter, or explain why these assumptions are necessary and appropriate to the opinion rendered. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, please revise to clarify the subject of the “approval by the shareholder of the Company.”

Response:

The Company’s counsel has revised its opinion to remove the assumptions in response to the Staff’s comment. The Company respectfully advises the Staff that approval by the Company’s shareholder has been obtained.

3.	We also note assumptions in counsel’s opinion regarding the filing of the restated certificate of incorporation so as to effect a stock split, and the approval of the company’s shareholder. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K. Please also disclose in the prospectus, if true, that approval of the company’s shareholder (and the subject of such approval) and effectiveness of the restated certificate of incorporation are conditions of the issuance of the shares covered by the registration statement, or tell us why such disclosure is unnecessary.

Response:

The Company’s counsel has revised its opinion to remove the assumptions in response to the Staff’s comment.

Securities and Exchange Commission

November 6, 2015

4.	Please file a revised opinion identifying the number of shares covered by the opinion (for example, “up to 57,925,146 shares”).

Response:

The Company’s counsel has revised its opinion to include the number of shares in response to the Staff’s comment.

Exhibit 99.2

5.	We note that Morgan Stanley’s opinion was delivered on February 25, 2015. Please disclose whether any material changes in UIL’s operations or performance, or in any of the projections or assumptions upon which Morgan Stanley based its opinion, have occurred since the delivery of the opinion or are anticipated to occur before the securityholder meeting, such that the validity of the opinion has been or is expected to be materially affected.

Response:

The Company has revised the disclosure beginning on page 24 in response to the Staff’s comment.

*  *  *

Please do not hesitate to contact John Vetterli at (212) 819-8816 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Robert Daniel Kump, Director and Chief Corporate Officer, Iberdrola USA, Inc.

Pablo Canales Abaitua, Chief Financial Officer and Controller, Iberdrola USA, Inc.

R. Scott Mahoney, General Counsel, Iberdrola USA, Inc.

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